Term sheet To prospectus dated May 30, 2006, prospectus supplement dated May 30, 2006, product supplement no. 30-I dated December 12, 2006 and underlying supplement no. 160 dated January 11, 2007	Term sheet no. 1 to Product supplement no. 30-I Underlying supplement no. 160 Registration Statement no. 333-134553 Dated February 8, 2007 Rule 433

LEHMAN BROTHERS HOLDINGS INC.
$
Buffered Annual Review Notes Linked to the Dow Jones EURO STOXX 50®  Index (SX5E) due February 28, 2010

General

•      Senior unsecured obligations of Lehman Brothers Holdings Inc. maturing February 28, 2010†.

•      Payment is linked to the Dow Jones EURO STOXX 50® Index.  You may lose some or all of your investment.

•      The notes are designed for investors who seek early exit prior to maturity at a premium if the Dow Jones EURO STOXX 50® Index is at or above its Call Level on any of the three annual Review Dates. If the notes are not called, investors are protected at maturity against up to a 10% decline of the Index from the Initial Index Level on the Final Review Date but will lose some or all of their principal if the Index declines by more than 10% from the Initial Index Level. Investors will receive no interest payments and may lose some or all of their principal.

•      The First Review Date, and therefore the earliest call date, is February 26, 2008.

•      Minimum denominations of $1,000 and integral multiples thereof.

•      The minimum initial investment is $10,000.

•      The notes are expected to price on or about February 23, 2007†† (the “expected pricing date”) and are expected to settle on or about February 28, 2007.

Key Terms

Index:	The Dow Jones EURO STOXX 50® Index (the “Index”).

Automatic Call:

If the Index closing level on any Review Date is above or equal to the applicable Call Level, the notes will be automatically called for a cash payment per $1,000 principal amount note that will vary depending on the applicable Review Date and call premium.

If the notes are automatically called on a Review Date other than the Final Review Date, we will pay the applicable cash payment of $1,000 plus the applicable call premium on the third business day after the applicable Review Date.†If the notes are automatically called on the Final Review Date, we will pay the applicable cash payment of $1,000 plus the applicable call premium on the maturity date.†

Call Level:	100% of the Initial Index Level.

Payment if Called:

For every $1,000 principal amount note, you will receive one cash payment of $1,000 plus a call premium calculated as follows:

•  10.40% - 10.90% x $1,000 if called on the First Review Date

•  20.80% - 21.80% x $1,000 if called on the Second Review Date

•  31.20% - 32.70%* x $1,000 if called on the Final Review Date

*The actual percentage applicable to the First, Second and Final Review Dates will be determined on the pricing date but will not be less than 10.40%, 20.80% and 31.20%, respectively.

Payment at Maturity:

If the notes are not automatically called, your principal is protected at maturity against up to a 10% decline of the Index from the Initial Index Level. If the Ending Index Level has declined by up to 10% from the Initial Index Level, you will receive a cash payment of $1,000 per $1,000 principal amount note.

If the Ending Index Level has declined by more than 10% from the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes multiplied by the Leverage Factor, or 1.11111%, for every 1% that the Index declines beyond 10% and your cash payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [($1,000 x (Index Return + 10%) x 1.11111)]

Assuming the notes are not automatically called, you will lose some or all of your investment at maturity if the Index Return reflects a decline of more than 10%.

Buffer Amount:	10%

Leverage Factor:	1.11111

Index Return:	The performance of the Index from the Initial Index Level to the Ending Index Level calculated as follows:

Ending Index Level - Initial Index Level
Initial Index Level

Initial Index Level:	The Index closing level on the pricing date.

Ending Index Level:	The Index closing level on the Final Review Date.

Review Dates:	February 26, 2008 † (First Review Date), February 23, 2009 † (Second Review Date) and February 24, 2010 † (Final Review Date)

Maturity Date:	February 28, 2010 †

†       Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” or “Description of Notes — Automatic Call,” as applicable, in the accompanying product supplement no. 30-I.

††  The pricing of the notes is subject to our special tax counsel delivering to us their opinion as described under “Certain U.S. Federal Income Tax Consequences.”

Investing in the Buffered Annual Review Notes linked to the Dow Jones EURO STOXX 50® Index involves a number of risks. See “Risk Factors” beginning on page SS-1 of the accompanying product supplement no. 30-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement no. 160 and “Selected Risk Factors” beginning on page TS-2 of this term sheet.

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 30-I dated December 12, 2006, underlying supplement no. 160 dated January 11, 2007, and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 30-I, underlying supplement no. 160, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term.  Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 30-I, underlying supplement no. 160, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 30-I, underlying supplement no. 160 and any other relevant terms supplement. Any representation to the contrary is a criminal offense.

	Price to Public(1)	Commission(2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1)          The price to public includes the cost of hedging our obligations under the notes through one or more of our affiliates,which includes our affiliates’ expected cost of providing such hedge, as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)          Lehman Brothers Inc. will receive proceeds equal to approximately $15.00 per $1,000 principal amount, or 1.5%, and will use these proceeds to pay selling concessions to other dealers.  Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

LEHMAN BROTHERS

February 8, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 30-I and underlying supplement no. 160. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 30-I, underlying supplement no. 160, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 30-I and “Risk Factors” in the accompanying underlying supplement no. 160, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

•          Product supplement no. 30-I dated December 12, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000095013606010224/file1.htm

•          Underlying supplement no. 160 dated January 11, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907002078/a07-1299_5424b2.htm

•          MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

•          Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Lehman Brothers Holdings Inc.

Selected Purchase Considerations

•                            Appreciation Potential:  If the Index closing level is above or equal to the Call Level on a Review Date, your investment will yield a payment per $1,000 principal amount note of $1,000 plus: (i) 10.40% - 10.90%* x $1,000 if called on the First Review Date; (ii) 20.80% - 21.80%* x $1,000 if called on the Second Review Date; or (iii) 31.20% - 32.70%* x $1,000 if called on the Final Review Date. Because the notes are our senior unsecured obligations, payment of any amount if automatically called or at maturity is subject to our ability to pay our obligations as they become due.

*The actual percentage applicable to the Review Dates above will be determined on the pricing date but will not be less than 10.40%, 20.80% and 31.20%, respectively.

•                            Potential Early Exit with Appreciation as a Result of Automatic Call Feature:  While the original term of the notes is three years, the notes will be automatically called before maturity if the Index closing level is at or above the applicable Call Level on a Review Date and you will be entitled to the applicable payment set forth on the cover of this term sheet.

•                            Limited Protection Against Loss:  If the notes are not automatically called and the Ending Index Level declines by no more than 10% as compared to the Initial Index Level, you will be entitled to receive the full principal amount of your notes at maturity. If the Ending Index Level declines by more than 10% as compared to the Initial Index Level, for every 1% that the Index has declined below 10%, you will lose an amount equal to 1.11111% of the principal amount of your notes.

•                            Diversification of the Dow Jones EURO STOXX 50® Index:  The return on the notes is linked to the performance of the Dow Jones EURO STOXX 50® Index.  The Dow Jones EURO STOXX 50® Index is consists of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX Index, which includes stocks selected from the Eurozone.  For additional information about the Index, see “Dow Jones EURO STOXX 50® Index” in the accompanying underlying supplement no. 160.

•                            Certain U.S. Federal Income Tax Consequences:  The pricing of the notes is subject to delivery of an opinion of our special tax counsel, Simpson Thacher & Bartlett LLP, that it is reasonable to treat the notes as cash-settled financial contracts for U.S. federal income tax purposes, as described under “Certain U.S. Federal Income Tax Consequences” in product supplement no. 30-I, and will be based on certain factual representations to be received from us on or prior to the pricing date.

Selected Risk Factors

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the stocks underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 30-I and in the “Risk Factors” section of the accompanying underlying supplement no. 160.  You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the notes in light of your particular circumstances.

•                              Your Investment in the Notes May Result in a Loss:  If the notes are not automatically called and the Ending Index Level declines by more than 10% compared to the Initial Index Level, you will lose 1.11111% of your principal amount for every 1% decline in the Ending Index Level compared to the Initial Index Level beyond the 10% buffer.

•                              Limited Return on the Notes:  Your potential gain on the notes will be limited to the call premium applicable for a Review Date, as set forth on the cover of this term sheet, regardless of the appreciation in the Index, which may be significant.  Because the Index closing level at various times during the term of the notes could be above the Index closing level on the Review Dates and at maturity, you may receive a lower payment if automatically called or at maturity, as the case may be, than you would have if you had invested directly in the Index.

•                              No Direct Exposure to Fluctuations in Foreign Exchange Rates:  The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Index are denominated. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•                              No Interest or Dividend Payments or Voting Rights:  As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks underlying the Dow Jones EURO STOXX 50® Index would have.

•                              Dealer Incentives:  We and our affiliates act in various capacities with respect to the notes.  Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the notes.  Such affiliates, including the sales representatives, will derive compensation from the distribution of the notes and such compensation may serve as an incentive to sell these notes instead of other investments.  We will pay compensation of up to $15.00 per note to the principals, agents and dealers in connection with the distribution of the notes.

•                              Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity:  While the payment on any Review Date or at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD THE NOTES TO MATURITY.

•                              Lack of Liquidity:  The notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market.

•                              Potential Conflicts:  We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

•                              Many Economic and Market Factors Will Impact the Value of the Notes:  In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•                  the expected volatility of the Index;

•                  the time to maturity of the notes;

•                  the dividend rate on the stocks underlying the Index;

•                  interest and yield rates in the market generally;

•                  the exchange rate and volatility of the exchange rate between the U.S. dollar and the currencies other than the U.S. dollar;

•                  a variety of economic, financial, political, regulatory or judicial events; and

•                  our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Examples of Amounts Payable Upon An Automatic Call or At Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the notes that could be realized on the applicable Review Date for a range of movements in the Index as shown under the column “Index Depreciation/Appreciation at Review Date.” The following table assumes a Call Level equal to a hypothetical Initial Index Level of 4251.06. The table assumes that the percentages used to calculate the call price applicable to the First, Second and Final Review Dates are 10.65%, 21.30% and 31.95%, respectively (in each case based on the midpoint of the range of the expected call premiums), regardless of the appreciation of the Index, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the notes whether automatically called or at maturity. An entry of “N/A” indicates that the notes would not be automatically called on the applicable Review Date and no payment would be made for such date. The following results are based solely on the hypothetical example cited.  The numbers appearing in the table below have been rounded for ease of analysis.

Index Level	Index Depreciation/ Appreciation at Review Date	Total Amount Payable at First Review Date (including Call Premium, if applicable)	Percentage Return at First Review Date	Total Amount Payable at Second Review Date (including Call Premium, if applicable)	Percentage Return at Second Review Date	Total Amount Payable at Final Review Date (including Call Premium, as applicable)	Percentage Return at Final Review Date
2975.74	-30.0%	N/A	N/A	N/A	N/A	$777.78	-22.22%
3188.30	-25.0%	N/A	N/A	N/A	N/A	833.33	-16.67%
3400.85	-20.0%	N/A	N/A	N/A	N/A	888.89	-11.11%
3613.40	-15.0%	N/A	N/A	N/A	N/A	944.44	-5.56%
3825.95	-10.0%	N/A	N/A	N/A	N/A	1,000.00	0.00%
4038.51	-5.0%	N/A	N/A	N/A	N/A	1,000.00	0.00%
4251.06	0.0%	$1,106.50	10.65%	$1,213.00	21.30%	1,319.50	31.95%
4463.61	5.0%	1,106.50	10.65%	1,213.00	21.30%	1,319.50	31.95%
4676.17	10.0%	1,106.50	10.65%	1,213.00	21.30%	1,319.50	31.95%
4888.72	15.0%	1,106.50	10.65%	1,213.00	21.30%	1,319.50	31.95%
5101.27	20.0%	1,106.50	10.65%	1,213.00	21.30%	1,319.50	31.95%
5313.83	25.0%	1,106.50	10.65%	1,213.00	21.30%	1,319.50	31.95%
5526.38	30.0%	1,106.50	10.65%	1,213.00	21.30%	1,319.50	31.95%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 4251.06 to an Index Closing Level of 4676.17 on the First Review Date. Because the Index Closing Level on the First Review Date of 4676.17 is above the Call Level of 4251.06, the notes are automatically called, and the investor receives a call premium payment of $106.50 per $1,000 principal amount note.  Accordingly, the investor receives a total payment calculated as follows:

$1,000 + (10.65% x $1,000) = $1,106.50

Example 2: The level of the Index decreases from the Initial Index Level of 4251.06 to an Index Closing Level of 3825.95 on the First Review Date, 3613.40 on the Second Review Date and 4038.51 on the Final Review Date. Because (a) the Index Closing Level on each of the Review Dates (3825.95, 3613.40 and 4038.51) is below the Call Level of 4251.06, and (b) the Ending Index Level has not declined by more than 10% from the Initial Index Level, the notes are not automatically called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 4251.06 to an Index Closing Level of 3825.95 on the First Review Date, 3740.93 on the Second Review Date and 3400.85 on the Final Review Date. Because (a) the Index Closing Level on each of the Review Dates (3825.95, 3740.93 and 3400.85) is below the Call Level of 4251.06, and (b) the Ending Index Level is more than 10% below the Initial Index Level, the notes are not automatically called and the investor will receive a payment that is less than the principal amount of each $1,000 principal amount note calculated as follows:

$1,000 + [$1,000 x (-20% + 10%) x 1.11111] = $888.89

Historical Information

We obtained the Index closing levels below from Bloomberg Financial Markets, and accordingly make no representation or warranty as to their accuracy or completeness.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any Review Date. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

The following graph sets forth the historical performance of the Dow Jones EURO STOXX 50® Index based on the weekly Index closing level from January 5, 2001 through February 2, 2007. The Index closing level on February 7, 2007 was 4251.06.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc. and Lehman Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement.  After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We have granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $[     ] additional aggregate principal amount of notes solely to cover over-allotments.  To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional notes.  If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $[     ], $[     ] and $[     ], respectively.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and Lehman Brothers Inc. and/or an affiliate will earn additional income as a result of payments pursuant to the swap, or related hedge transactions.